SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1. Press Release entitled “Case Construction Equipment Wins Industry Awards”

2. Press Release entitled “CNH Global N.V. Sets Timing for 2010 Earnings Release and Conference Call With Analysts”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

January 13, 2011

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE CONSTRUCTION EQUIPMENT WINS INDUSTRY AWARDS

Loader/Backhoes, Crawler Dozer and Skid Steers Recognized

RACINE, Wis. (Jan. 11, 2011) – Case Construction Equipment received awards from two leading industry publications for several new product launches and innovations.

The Case N Series loader/backhoes were honored in both the Aggregates Manager Top 25 Rollouts of 2010 and the coveted Construction Equipment Top 100 Products list. The Case 650L crawler dozer and the Case 400 Series 3 skid steer loaders also appeared on the Construction Equipment Top 100 Products list.

In its annual recognition of the industry’s most significant product introductions, Construction Equipment selected the Case N Series loader/backhoes based on “a newly designed backhoe; expanded transmission choices; increased breakout forces—front and back; greater lift capacities with the new Power Lift feature; new auxiliary hydraulics; side-lighting package; and, in the cab, enhanced visibility and operator comfort.”

New products included in the publication’s list recognize the top equipment based on advances in technology, new product lines, significant improvements to existing products or a product that increases competition in its field.

(more)

Page 2 / Case Wins Multiple Industry Awards

The Case 400 Series 3 skid steer loaders include “convincing features that made impressive leaps over their predecessors’ capabilities,” the magazine said. The Case 650L crawler dozer “delivers power in a scaled-down package” that is ideal in residential and confined commercial work sites.

The Aggregates Manager Top 25 Rollouts of 2010 highlighted the Case N Series loader/backhoes, citing the machines’ Power Lift feature that delivers superior lift capabilities. The publication’s editors review new products throughout the year and select the most impactful products in each product category, based on productivity, cost savings and other factors.

For product information, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case product demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations            +1 (630) 887-3745

CNH Global N.V. Sets Timing for 2010 Earnings Release and Conference

Call With Analysts

BURR RIDGE, ILL. - (January 12, 2011) - CNH Global N.V. (NYSE: CNH) will release its 2010 full-year financial results on Thursday, January 27, before the opening of the U.S. market. The full text of the release, along with financial statements, will be available both from Marketwire and on http://www.cnh.com.

On Thursday, January 27, at 7 a.m. U.S. central time, CNH will provide a live, listen-only, audio webcast of the company’s quarterly conference call with securities analysts and institutional investors. The webcast can be accessed through http://www.cnh.com. Anyone unable to listen to the live webcast can access the replay at the site for two weeks following the event.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.